STATE OF DELAWARE
                            CERTIFICATE OF AMENDMENT
                         OF CERTIFICATE OF INCORPORATION

         Strong Technical Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

         FIRST: That at a meeting of the Board of Directors of the Company, resolutions were duly adopted setting forth two proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

                  RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

                           "FIRST:  The name of the corporation is Zhongpin Inc.
                  (hereinafter called the "Corporation").

                  RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

                                   "FOURTH: The total number of shares of Common
Stock which the Corporation shall have authority to issue is THIRTY-FIVE MILLION (35,000,000) shares, of which TWENTY FIVE MILLION shares (25,000,000) shall be Common Stock, par value $.001 per share without cumulative voting rights and without preemptive rights, and TEN MILLION (10,000,000) shares shall be Preferred Stock, par value $.001 per share." Effective immediately upon the filing of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), every 35.349 shares of the Company's Common Stock that are issued and outstanding or held in treasury at the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of the Company's Common Stock, PROVIDED, HOWEVER, that if a stockholder would be entitled to receive a fractional share of Common Stock based on the foregoing conversion ratio, such stockholder shall receive, in lieu of such fractional share, an amount in cash equal to the product of (i) such fractional share and
(ii) the closing price per share of the Common Stock on the trading day immediately prior to the Effective Time. No interest shall be payable on cash payments for fractional shares.

         SECOND: That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

         THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16TH day of FEBRUARY , 2006.


                                    By:    /S/ XIAOMIN CHEN
                                           -------------------------------
                                           Xiaomin Chen


                                    TITLE: Authorized Signatory
                                           -------------------------------


                                    Name:  Xiaomin Chen
                                           -------------------------------
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